UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)

Quicksilver Resources Inc.
(Name of Issuer)
Common Stock
(Title of class of securities)
74837R-10-4
(CUSIP number)
Anne Darden Self 801 Cherry Street Suite 3700, Unit 19 Fort Worth, Texas 76102 (817) 665-5008
(Name, address and telephone number of person authorized to receive notices and communications)
September 13, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74837R-10-4	13D	Page 2

1.	NAME OF REPORTING PERSON: Quicksilver Energy, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO and WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	33,330,259 (1)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	33,330,259 (1)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,330,259 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		19.3%
14.	TYPE OF REPORTING PERSON:		PN

(1) Power is exercised through its sole general partner, Pennsylvania Management, LLC.

CUSIP No. 74837R-10-4	13D	Page 3

1.	NAME OF REPORTING PERSON: Pennsylvania Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	OO and WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	33,330,259 (1)(2)
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	33,330,259 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		33,330,259 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		19.3%
14.	TYPE OF REPORTING PERSON:		OO (limited liability company)

(1)  Power is exercised as sole general partner of Quicksilver Energy, L.P.
(2)  Power is exercised though its three members: Glenn Darden, Thomas F. Darden and Anne Darden Self.

CUSIP No. 74837R-10-4	13D	Page 4

1.	NAME OF REPORTING PERSON: Glenn Darden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	6,394,280 (1)(2)(3)
	8.	SHARED VOTING POWER:	33,330,259 (4)
	9.	SOLE DISPOSITIVE POWER:	5,970,000 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	33,330,259 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		39,724,539 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		23.0%
14.	TYPE OF REPORTING PERSON:		IN

(1)	Includes 548,728 shares subject to options that were vested or will vest within 60 days following September 13, 2012.
(2)	Includes 41,486 shares represented by units Mr. Darden holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) as of August 31, 2012.
(3)	Includes 424,280 shares of unvested restricted stock as of September 13, 2012.
(4)
Represents or includes 33,330,259 shares owned by Quicksilver Energy, L.P., such shares beneficially owned by Mr. Darden solely in his capacity as a member of Pennsylvania Management, LLC, the sole general partner of Quicksilver Energy, L.P. Mr. Darden disclaims beneficial ownership of the 33,330,259 shares owned by Quicksilver Energy, L.P., except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of Quicksilver Energy, L.P., as a unit holder of MPP Holding, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

CUSIP No. 74837R-10-4	13D	Page 5

1.	NAME OF REPORTING PERSON: Thomas F. Darden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	6,512,262 (1)(2)(3)
	8.	SHARED VOTING POWER:	33,330,259 (4)
	9.	SOLE DISPOSITIVE POWER:	6,087,982 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	33,330,259 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		39,843,621 (1)(2)(3)(4)(5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		23.0%
14.	TYPE OF REPORTING PERSON:		IN

(1)	Includes 548,728 shares subject to options that were vested or will vest within 60 days following September 13, 2012.
(2)	Includes 112,038 shares represented by units Mr. Darden holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) as of August 31, 2012.
(3)	Includes 424,280 shares of unvested restricted stock as of September 13, 2012.
(4)
Represents or includes 33,330,259 shares owned by Quicksilver Energy, L.P., such shares beneficially owned by Mr. Darden solely in his capacity as a member of Pennsylvania Management, LLC, the sole general partner of Quicksilver Energy, L.P. Mr. Darden disclaims beneficial ownership of the 33,330,259 shares owned by Quicksilver Energy, L.P., except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of Quicksilver Energy, L.P., as a unit holder of MPP Holding, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

CUSIP No. 74837R-10-4	13D	Page 6

1.	NAME OF REPORTING PERSON: Anne Darden Self
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) (b) X
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	PF and Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	4,422,781 (1)(2)(3)
	8.	SHARED VOTING POWER:	33,330,259 (4)
	9.	SOLE DISPOSITIVE POWER:	4,381,804 (1)(2)
	10.	SHARED DISPOSITIVE POWER:	33,330,259 (4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		37,753,040 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		21.8%
14.	TYPE OF REPORTING PERSON:		IN

(1)	Includes 70,594 shares subject to options that were vested or will vest within 60 days following September 13, 2012.
(2)	Includes 63,801 shares represented by units Ms. Self holds in a Unitized Stock Fund through Quicksilver Resources Inc.’s 401(k) as of August 31, 2012.
(3)	Includes 40,977 shares of unvested restricted stock as of September 13, 2012.
(4)
Represents or includes 33,330,259 shares owned by Quicksilver Energy, L.P., such shares beneficially owned by Ms. Self solely in her capacity as a member of Pennsylvania Management, LLC, the sole general partner of Quicksilver Energy, L.P. Ms. Self disclaims beneficial ownership of the 33,330,259 shares owned by Quicksilver Energy, L.P., except to the extent of her pecuniary interest in them arising from her ownership interest as a limited partner of Quicksilver Energy, L.P., as a unit holder of MPP Holding, another limited partner of Quicksilver Energy, L.P. and as a member of Pennsylvania Management, LLC.

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) is filed by Quicksilver Energy, L.P (“QELP”), Pennsylvania Management, LLC (“Pennsylvania”), Glenn Darden, Thomas F. Darden and Anne Darden Self (each a “Reporting Person” and collectively the “Reporting Persons”) with respect to the common stock, $0.01 par value per share , of Quicksilver Resources Inc. (“QRI”), and amends and supplements: (i) a statement on Schedule 13D filed by QELP on March 12, 1999, (ii) statements on Schedule 13D filed by Mercury Exploration Company, Glenn Darden, Thomas F. Darden and Anne Darden Self on March 12, 1999, as each such statement was amended on January 21, 2000, September 24, 2007 and January 9, 2009 (“Amendment No. 3”), (iii) a statement on Schedule 13D filed by QELP, Pennsylvania, Glenn Darden, Thomas F. Darden and Anne Darden Self on October 18, 2010 (“Amendment No. 4”), (iv) a statement on Schedule 13D filed by QELP, Pennsylvania, Glenn Darden, Thomas F. Darden and Anne Darden Self on October 25, 2010 (“Amendment No. 5”), (v) a statement on Schedule 13D filed by QELP, Pennsylvania, Glenn Darden, Thomas F. Darden and Anne Darden Self on February 1, 2011 (“Amendment No. 6”), (vi) a statement on Schedule 13D filed by QELP, Pennsylvania, Glenn Darden, Thomas F. Darden and Anne Darden Self on February 23, 2011 (“Amendment No. 7”), (vii) a statement on Schedule 13D filed by QELP, Pennsylvania, Glenn Darden, Thomas F. Darden and Anne Darden Self on February 24, 2011 (“Amendment No. 8”) and (viii) a statement on Schedule 13D filed by QELP, Pennsylvania, Glenn Darden, Thomas F. Darden and Anne Darden Self on March 17, 2011 (“Amendment No. 9”) (as so amended, the “Schedule 13D”).

All terms used in this Amendment No. 10, but not defined herein, have the meaning given to such terms in Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 or Amendment No. 9, as applicable. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 5.             Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as of September 13, 2012 as follows:
Item (a)-(b)

QELP

QELP beneficially owns 33,330,259 shares of the common stock of QRI, which constitutes approximately 19.3% of the outstanding shares of the common stock of QRI. QELP’s percentage of beneficial ownership was calculated by dividing the total number of shares of common stock beneficially owned by 172,971,660, which represents the total number of shares of QRI common stock outstanding as of July 31, 2012, according to the quarterly report on Form 10-Q of QRI for the quarterly period ended June 30, 2012, filed with the Securities and Exchange Commission on August 9, 2012. QELP has the sole power to vote or to direct the vote of 33,330,259 shares of QRI common stock, and the sole power to dispose or to direct the disposition of 33,330,259 shares of QRI common stock.

Pennsylvania

In its capacity as the sole general partner of QELP, Pennsylvania may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 33,330,259 shares of QRI common stock, which constitutes approximately 19.3% of the outstanding shares of the common stock. As the sole general partner of QELP, Pennsylvania has the sole power to vote or to direct the vote of 33,330,259 shares of QRI common stock, and the sole power to dispose or to direct the disposition of 33,330,259 shares of QRI common stock.

Glenn Darden

As a member of Pennsylvania, Glenn Darden may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 33,330,259 shares of QRI common stock held by QELP, which constitutes approximately 19.3% of the outstanding shares of QRI common stock. Mr. Darden shares the power to vote and dispose of these shares as a member of Pennsylvania. Mr. Darden disclaims beneficial ownership of the 33,330,259 shares of QRI common stock owned by QELP, except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of QELP, as a unit holder of MPP Holding and as a member of Pennsylvania.

Mr. Darden has the sole power to vote or to direct the vote of 6,394,280 shares of QRI common stock (or approximately 3.7% of its outstanding shares), including the shares subject to the options described below, 41,486 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan as of August 31,

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2012 and 424,280 shares of unvested restricted stock as of September 13, 2012. Mr. Darden has the sole power to dispose or direct the disposition of 5,970,000 shares, including the shares subject to the options described below and the 41,486 shares represented by units in the Unitized Stock Fund through the QRI 401(k) plan.

Mr. Darden owns options to purchase 548,728 shares of QRI common stock that were vested or will vest within 60 days following September 13, 2012. Such options were issued to Mr. Darden under QRI’s equity plans.

Together, QELP’s shares, Mr. Darden’s directly held shares, his options to purchase shares of QRI common stock and his 401(k) plan shares represent 23.0% of the total issued and outstanding shares of QRI.

Thomas F. Darden

As a member of Pennsylvania, Thomas F. Darden may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 33,330,259 shares of QRI common stock held by QELP, which constitutes approximately 19.3% of the outstanding shares of QRI common stock. Mr. Darden shares the power to vote and dispose of these shares as a member of Pennsylvania. Mr. Darden disclaims beneficial ownership of the 33,330,259 shares of QRI common stock owned by QELP, except to the extent of his pecuniary interest in them arising from his ownership interest as a limited partner of QELP, as a unit holder of MPP Holding and as a member of Pennsylvania.

Mr. Darden has the sole power to vote or direct the vote of 6,512,262 shares of QRI common stock (or approximately 3.8% of its outstanding shares), including the shares subject to the options as described below, 112,038 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan as of August 31, 2012 and 424,280 shares of unvested restricted stock as of September 13, 2012. Mr. Darden has the sole power to dispose of or direct the disposition of 6,087,982 shares, including the shares subject to the options described below and 112,038 shares represented by units in a Unitized Stock Fund through the QRI 401(k) plan.

Mr. Darden owns options to purchase 548,728 shares of QRI common stock that were vested or will vest within 60 days following September 13, 2012. Such options were issued to Mr. Darden under QRI’s equity plans.

Together, QELP’s shares, Mr. Darden’s directly held shares, his options to purchase shares of QRI common stock and his 401(k) plan shares represent 23.0% of the total issued and outstanding shares of QRI.

Anne Darden Self

As a member of Pennsylvania, Anne Darden Self may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 33,330,259 shares of QRI common stock held by QELP, which constitutes approximately 19.3% of the outstanding shares of QRI common stock. Ms. Self shares the power to vote and to dispose of these shares as a member of Pennsylvania. Ms. Self disclaims beneficial ownership of the 33,330,259 shares of QRI common stock owned by QELP, except to the extent of her pecuniary interest in them arising from her ownership interest as a limited partner of QELP, as a unit holder of MPP Holding and as a member of Pennsylvania.

Ms. Self has the sole power to vote or direct the vote of 4,442,781 shares of QRI common stock (or approximately 2.6% of its outstanding shares), including the shares subject to the options described below, 63,801 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan as of August 31, 2012 and 40,977 shares of unvested restricted stock as of September 13, 2012. Ms. Self has the sole power to dispose of or direct the disposition of 4,381,804 shares, including the shares subject to the options described below and the 63,801 shares represented by units in a Unitized Stock Fund held through the QRI 401(k) plan.

Ms. Self owns options to purchase 70,594 shares of QRI common stock that were vested or will vest within 60 days following September 13, 2012. Such options were issued to Ms. Self under the QRI’s equity plans.

Together, QELP’s shares, Ms. Self’s directly held shares, her options to purchase shares of QRI common stock, and her 401(k) plan shares represent 21.8% of the total issued and outstanding shares of QRI.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 of Schedule 13D is the beneficial owner of any shares of QRI common stock.

8

Item 5(c)
On September 13, 2012, QELP distributed 2,127,015 shares of QRI common stock to one of its limited partners – The Lucy Darden Irrevocable Asset Trust (the “Lucy Darden Trust”) – in partial redemption of the Lucy Darden Trusts’ limited partnership interest in QELP.  On that date, QELP also distributed 2,073,338 shares of QRI common stock to each of three of its limited partners – The 2009 Glenn M. Darden Family Irrevocable Asset Trust (the “Glenn Darden Trust”), The 2009 Thomas F. Darden Family Irrevocable Asset Trust (the “Thomas Darden Trust”) and The 2009 Anne Darden Self Family Irrevocable Asset Trust (the “Anne Self Trust”) – in partial redemption of the trusts’ respective limited partnership interests in QELP.  Immediately upon receiving its shares of QRI common stock as part of the distribution, the Lucy Darden Trust distributed its shares to the trust’s settlor in satisfaction of outstanding indebtedness for estate planning purposes.  The Glenn Darden Trust, the Thomas Darden Trust and the Anne Self Trust also distributed their respective QRI shares received in the distribution to Glenn Darden, Thomas Darden and Anne Self, respectively, to satisfy outstanding indebtedness for estate planning purposes.

Item 5(d)
The Reporting Persons affirm that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of QRI common stock owned by the Reporting Persons.

Item 5(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

As of September 13, 2012, as detailed in the following table, QELP and Thomas Darden have each pledged a portion of their respective directly owned shares of QRI common stock to financial institutions to secure loans made under credit facilities established by each of them.  The occurrence of an event of default under such Reporting Person’s credit facility could result in the Reporting Person’s loss of voting power and investment power with respect to the shares pledged to secure such credit facility.

Reporting Person	Number of Pledged Shares	Date of Credit Facility	Financial Institution

QELP	6,113,849	May 5, 2012	Goldman Sachs Bank USA

Thomas F. Darden	1,299,711	May 5, 2012	Goldman Sachs Bank USA
	1,753,792	June 27, 2012	Frost Bank

As indicated in Item 5 above, each of Glenn Darden, Thomas F. Darden and Anne Darden Self is a holder of options issued under QRI’s equity plans. To the best knowledge of the Reporting Persons, none of the persons named in response to Item 5(a) has any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of QRI, except as set forth above.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Statement (filed herewith).

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2012
QUICKSILVER ENERGY, L.P.

By:	PENNSYLVANIA MANAGEMENT, LLC, its
general partner

By:	/s/ Glenn Darden
Name: Glenn Darden
Title: Manager

PENNSYLVANIA MANAGEMENT, LLC

By:	/s/ Glenn Darden
Name: Glenn Darden
Title: Manager

/s/ Glenn Darden
Glenn Darden

/s/ Thomas F. Darden
Thomas F. Darden

/s/ Anne Darden Self
Anne Darden Self

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